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January 9, 2009

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Peggy Fisher, Assistant Director
Ruairi Regan
Gary Todd
Brian Cascio

Re:	Advanced Micro Devices, Inc.
Amendment No. 3 to Preliminary Proxy Statement
File No. 001-07882

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s Preliminary Proxy Statement on Schedule 14A, which the Company initially filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 (as amended, the “Proxy Statement”). For your convenience, we have enclosed a courtesy package that includes six (6) copies of each of:

•	Amendment No. 3;

•	Amendment No. 3, marked to show all changes from Amendment No. 2 to the Proxy Statement, which the Company filed with the Commission on December 22, 2008;

•

the Current Report on Form 8-K that the Company filed with the Commission today that includes recast versions of Items 7 (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (collectively, the “Recast MD&A and Financial Statements”), which the Company has revised to reflect the reclassification of the assets and liabilities related to its Digital Television and Handheld business units as

January 9, 2009

discontinued operations in accordance with the provisions of Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets; and

•

the Recast MD&A and Financial Statements, marked to show all of the Company’s revisions to Items 7 and 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007, as filed with the Commission on February 26, 2008.

Amendment No. 3 has been revised to:

•

include in the Proxy Statement the Company’s unaudited pro forma condensed consolidated balance sheet as of September 27, 2008 and the Company’s unaudited pro forma condensed statements of operations for the fiscal year ended December 29, 2007 and the nine months ended September 27, 2008, based on the Company’s historical financial statements after giving effect to the transactions contemplated by the Master Transaction Agreement dated October 6, 2008, as amended on December 5, 2008, entered into by the Company, Advanced Technology Investment Company LLC, and West Coast Hitech L.P., acting through its general partner, West Coast Hitech G.P., Ltd, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements; and

•

include and incorporate by reference the Recast MD&A and Financial Statements, as well as the other information required to be included or incorporated by reference in the Proxy Statement pursuant to Item 13 of Schedule 14A.

As discussed telephonically with the staff of the Commission (the “Staff”) on January 8, 2009, and in further response to comment 7 in the Staff’s facsimile transmission to the Company on December 16, 2008, in future filings, the Company will exclude the $193 million gain from its sale of 200 millimeter equipment from cost of sales pursuant to Rule 5-03(2)(a) of Regulation S-X.

Further to the Company’s telephonic discussion with the Staff on January 8, 2009, the Company supplementally advises the Staff as follows:

Accounting for the Company’s Option to Sell Its Auction Rate Securities to UBS

The Company’s put option is a freestanding financial instrument between UBS and the Company because it is non-transferable and cannot be attached to the auction rate securities if they were to be sold to a third party. Furthermore, the put option’s terms do not provide for net settlement, and the market for the underlying auction rate securities that the Company purchased from UBS is currently illiquid. Therefore, the Company’s put option is not readily convertible into cash and does not qualify as a derivative under Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. In accounting for the put option, the Company made the fair

January 9, 2009

value accounting election in the fourth quarter of 2008 as permitted by Financial Accounting Standards Board Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). Accordingly, the Company will record the put option at its estimated fair value as an asset on the Company’s consolidated balance sheet, with the corresponding gain recorded in earnings, in the fourth quarter of 2008. Going forward, the put option will be marked to market each quarter, with changes in its estimated fair value recorded in earnings.

In addition, in the fourth quarter of 2008, the Company will reclassify the underlying auction rate securities that the Company purchased from UBS from the “available for sale” category to the “trading” category. Going forward, changes in the estimated fair value of the auction rate securities will be recorded in earnings as required by Financial Accounting Standards Board Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.

The Company will disclose the above accounting treatments and all other disclosures required by SFAS No. 159 in its Annual Report on Form 10-K for the fiscal year ended December 27, 2008 (the “2008 Form 10-K”) and in all other future filings, so long as such disclosures are required.

Accounting for the Company’s Handheld Business Unit

The Company supplementally advises the Staff that it was required to classify its Handheld business unit as discontinued operations in the second quarter of 2008 pursuant to Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”) and will be required to reclassify its Handheld business unit back to continuing operations in the fourth quarter of 2008 pursuant to SFAS No. 144 for the following reasons:

During the second quarter of 2008, the Company committed to divest its Handheld business unit. The Company reviewed the asset held for sale criteria contained in paragraph 30 and the discontinued operations classification criteria of SFAS No. 144 and determined that all of the criteria had been met for discontinued operations classification of the Handheld business unit. At that time, the Company’s management had committed to a plan to sell the Handheld business unit, and the unit was available for immediate sale in its present condition. The Company had initiated an active program to locate a buyer, and it believed that the sale of the Handheld business unit was probable within one year. The Handheld business unit was being actively marketed for sale at a price that the Company’s management believed was reasonable in relation to its then-current fair value and the Company did not believe that the actions required to complete the plan to sell the unit were likely to change or that the plan would be withdrawn.

The Company’s negotiations to sell the Handheld business unit to the one interested potential buyer continued until December 2008, when the potential buyer informed the Company that it would only offer to purchase individual assets of the Handheld business unit instead of the Handheld business unit as a whole. Negotiations are continuing between the Company and the potential buyer with respect to a purchase of only individual assets of the Handheld business unit. As a result, in December 2008, management

January 9, 2009

reevaluated its strategy with respect to the Handheld business unit and now expects to continue to operate the Handheld business unit for the foreseeable future, and to sell only specified assets of the unit if the Company can reach a satisfactory agreement with respect to a sale of specified assets to the potential buyer. Therefore, in December 2008, the Company determined that the Handheld business unit no longer met the discontinued operations classification criteria of SFAS No. 144 because the Company is not selling the Handheld business unit and the operations and cash flows of the unit will not be eliminated from the ongoing operations of the Company. Accordingly, the Company currently intends to reclassify its Handheld business unit back to continuing operations in the fourth quarter of 2008 and will, as a result, reclassify the Handheld business unit operating results back to continuing operations for fiscal 2006, 2007 and 2008 in the 2008 Form 10-K.

* * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (415) 395-8277 or by fax at (415) 395-8095, Tad Freese by telephone at (650) 463-3060 or by fax at (650) 463-2600, or John Huber by telephone at (202) 637-2242 or by fax at (202) 637-3374 with any questions or comments you may have regarding this correspondence. Thank you in advance for your prompt attention to this matter.

Very truly yours,

/s/ Andrew S. Williamson

Andrew S. Williamson

of LATHAM & WATKINS LLP

cc:	Derrick R. Meyer, Advanced Micro Devices, Inc.
Harry A. Wolin, Advanced Micro Devices, Inc.
Katy Wells, Advanced Micro Devices, Inc.
Faina Medzonsky, Advanced Micro Devices, Inc.
Tad J. Freese, Latham & Watkins LLP
John J. Huber, Latham & Watkins LLP